High River Limited Partnership
                          767 Fifth Avenue, 47th Floor
                               New York, NY 10153


                                                        July 8, 1999

Via Facsimile

McNeil Partners L.P.
McNeil Real Estate Management, Inc.
Robert A. McNeil
c/o William Frank, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
919 Third Avenue
New York, New York  10022


Ladies and Gentlemen:

                  The purpose of this letter is to inform you that, on or before the fifth day following the satisfaction of the Commencement Condition described in the third paragraph hereof, High River Limited Partnership ("High River") and certain of its affiliates (collectively, the "High River Parties") will commence tender offers (the "Offers") for the units of limited partnership interest (the "Units") of the limited partnerships (the "Partnerships") set forth in the table below at the prices per Unit set forth in the table, net to the Limited Partners in cash. The High River Parties will offer to purchase any and all such Units tendered to them by Limited Partners of each Partnership, provided that, after giving effect to such purchases, the High River Parties will own more than 50% of all outstanding limited partnership units of that Partnership (including any Units they already own).

                  The aggregate payment to Limited Partners being offered by the High River Parties for all of the Units is $15,000,000 higher than the estimated aggregate payment to Limited Partners in the proposed transaction with an affiliate of Whitehall Real Estate Limited Partnership XI (the "Whitehall Transaction"), as disclosed in your June 25, 1999 press release. The High River Parties are able to offer Limited Partners a higher payout because, unlike the Whitehall Transaction, we are not offering to purchase McRemi (which we believe has no value) or Fairfax Associates II, Ltd. or McNeil Summerhill I, L.P. (which we believe were improperly included in the Whitehall Transaction because they are not part of the pending class action litigation). It is likely that the High River Parties would have offered even higher prices for Units, but for the deal you made with Whitehall which burdens the Partnerships with an



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unnecessary  and wasteful  $18,000,000  "break up" fee (plus up to an additional
$1,500,000 to cover Whitehall's expenses). As our counsel informed you in a December 1, 1998 letter (a copy of which is attached), the High River Parties believe that it is inappropriate to impose any such fees on Limited Partners and would not have attempted to impose a "break up" fee had we been permitted to participate in the bidding process for the Partnerships.

                  The sole condition (the "Commencement Condition") to the commencement of the Offers by the High River Parties is that the court enter an order rejecting in its entirety the proposed settlement of the pending class action litigation and directing further that any new settlement not be approved without due notice to, and an opportunity to object by, Limited Partners. In addition to the Offers giving Limited Partners the benefit of higher and faster per Unit payouts than the Whitehall Transaction, this condition to the commencement of the Offers will preserve all existing claims against the general partner of the Partnerships and its affiliates. As soon as the Commencement Condition is satisfied, the High River Parties will place in escrow the sum of $307,724,439, which represents the full purchase price for all Units in the Partnerships not already owned by the High River Parties.

                  The following table compares the per Unit prices being offered for each Partnership by the High River Parties to the estimated per Unit payout from the Whitehall Transaction:


                                         WHITEHALL PAYOUT           HIGH RIVER
                                             PER UNIT             OFFERING PRICE
      PARTNERSHIP                           (Estimated)              PER UNIT(1)
MCNEIL IX                                         $424.00               $444.99
MCNEIL X                                          $234.00               $246.33
MCNEIL XI                                         $221.00               $232.48
MCNEIL XIV                                        $214.00               $225.21
MCNEIL XV                                         $160.00               $168.75

--------

(1) Of course, any distributions made with respect to the Units after June 25, 1999 would be netted against the per Unit prices offered by the High River Parties.



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                                         WHITEHALL PAYOUT           HIGH RIVER
                                             PER UNIT             OFFERING PRICE
       Partnership                          (Estimated)              PER UNIT1
MCNEIL XX                                        $92.00                   $94.82
MCNEIL XXIV                                     $347.00                  $357.61
MCNEIL XXV                                        $0.50                    $0.52
MCNEIL XXVI                                       $0.27                    $0.28
MCNEIL XXVII                                     $10.54                   $10.76
MCNEIL XII                                       $77.00                   $83.62
MCNEIL XXI*                                      $99.00                  $125.46
MCNEIL XXII*                                      $0.25                    $0.26
MCNEIL XXIII*                                     $0.28                    $0.31
HEARTH HOLLOW                                $40,115.00               $42,713.43
MCNEIL MIDWEST                               $25,840.00               $29,117.01
REGENCY NORTH                                $75,916.00               $79,841.75
*Current Income Units Only

                                         Very truly yours,

                                         HIGH RIVER LIMITED PARTNERSHIP

                                         By:  Riverdale LLC, its general partner


                                         By:
                                         Carl C. Icahn, Member